UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release dated October 17, 2007 of Diana Shipping Inc. (the “Company”) announcing that it has signed two Memoranda of Agreement with unaffiliated third parties for the purchase of two Capesize dry bulk carriers, MV “Thalassini Niki” and MV “Thalassini Kyra” to be renamed MV “Salt Lake City” and MV “Norfolk” respectively.

Exhibit 1

Corporate Contact:
Ioannis Zafirakis
Director and Vice-President
Telephone: + 30-210-9470100
izafirakis@dianashippinginc.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Euro RSCG Magnet
Telephone: + 1-212-367-6848
ed.nebb@eurorscg.com

DIANA SHIPPING INC. ANNOUNCES AN EN BLOC DEAL FOR THE
ACQUISITION
OF TWO MODERN CAPESIZE DRY BULK CARRIERS

ATHENS, Greece, Oct. 17, 2007 – Diana Shipping Inc. (NYSE:DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that it has signed two Memoranda of Agreement with unaffiliated third parties for the purchase of two Capesize dry bulk carriers, MV “Thalassini Niki” and MV “Thalassini Kyra” to be renamed MV “Salt Lake City” and MV “Norfolk” respectively. The “Thalassini Niki” is a 2005 built Capesize vessel of 171,810 dwt and the “Thalassini Kyra” is a 2002 built Capesize vessel of 164,218 dwt. The agreed-upon prices for the “Thalassini Niki” and “Thalassini Kyra” are US$140 million and US$135 million, respectively.

The “Thalassini Niki” is chartered as of September 28, 2007 to Refined Success Ltd., guaranteed by Cosco (H.K) Shipping Co Ltd. for a period of minimum 59 to maximum 61 months, at a daily rate of US$55,800 less 5% commission. The “Thalassini Niki” is expected to be delivered to the company on or about November 30, 2007.

The “Thalassini Kyra” is chartered to Corus UK Ltd. as agents on behalf of Corus Staal B.V. for a period of minimum 59 to maximum 61 months, at a daily rate of US$74,750 less 3.75% commission. The charter period for “Thalassini Kyra” is expected to commence upon delivery of the vessel to the company on or about February 6, 2008.

The employment of both vessels is anticipated to generate approximately US$225 million of gross revenues for the minimum scheduled period of the charters.

Diana Shipping Chairman and Chief Executive Officer, Simeon Palios, commented:

“We believe the acquisition of these vessels again demonstrates Diana’s ability to efficiently deploy proceeds of equity offerings in a manner that is accretive to the projected dividends of the Company. Furthermore, the charter agreements create a strong and stable cash flow while at the same time the period cover reduces the residual value risk.”

Mr. Palios added, “This en bloc deal gives the opportunity to Diana to prolong the existing relationship with Cosco and also establish a relationship with the Corus Group which is a subsidiary of Tata Steel. Tata Steel is the world’s sixth largest steel producer, with a combined presence in nearly 50 countries; including Corus, Tata Steel has 84,000 employees across five continents and a pro forma crude steel production of 27 million tons in 20071.”

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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1 Source: Corus Group  website  at  www.corusgroup.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: October 17, 2007	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President